UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A

Amendment No. 2

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OCEAN POWER TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	22-2535818
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

28 Engelhard Drive, Suite B, Monroe Township, New Jersey	08831
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Exchange Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Series A Participating Preferred Stock Purchase Rights	NYSE American

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: ______________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE

This Form 8-A/A (Amendment No. 2) amends the registration statement on Form 8-A (the “Registration Statement”) filed by Ocean Power Technologies, Inc., a Delaware corporation (the “OPT” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on June 30, 2023, as amended by Amendment No. 1 to the Registration Statement also filed with the SEC on June 30, 2023, relating to the Section 382 Tax Benefits Preservation Plan, dated as of June 29, 2023 (the “Original Plan”), by and between the Company and Computershare Trust Company, N.A., a federally chartered trust company, as rights agent (the “Rights Agent”), by supplementing the Registration Statement with the below updated information.

Item 1.	Description of Registrant’s Securities to be Registered.

On June 29, 2026, the Company and the Rights Agent entered into an Amended and Restated Section 382 Tax Benefits Preservation Plan (the “Amended and Restated Tax Benefits Preservation Plan”), which amended and restated the Original Plan. The Amended and Restated Tax Benefits Preservation Plan was unanimously approved and adopted by the Company’s Board of Directors (the “Board”). The Amended and Restated Tax Benefits Preservation Plan extends the final expiration time of the Original Plan from the close of business on June 29, 2026 to the close of business on June 29, 2029. The Amended and Restated Tax Benefits Preservation Plan also reflects various updates to reflect changes since the adoption of the Original Plan.

The Company has generated, and expects to continue to generate, net operating losses (“NOLs”) and certain other tax attributes (collectively, the “Tax Benefits”) that have the potential to reduce its future federal income tax obligations to the extent that the Company generates taxable income in the future. As it did with the Original Plan, the Board adopted the Amended and Restated Tax Benefits Preservation Plan to continue to diminish the risk that the Company’s ability to utilize its Tax Benefits to reduce potential future federal income tax obligations may become substantially limited if the Company experiences an “ownership change,” within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder (“Section 382”). Under Section 382, an “ownership change” occurs if a stockholder or a group of stockholders that is deemed to own at least 5% of the Common Stock increases their ownership (individually, or collectively with other such “5-percent stockholders”) by more than 50 percentage points over the lowest percentage of the Common Stock owned by such stockholders at any time during a rolling three-year period. While the Amended and Restated Tax Benefits Preservation Plan cannot ultimately prevent an ownership change, it is intended to reduce the likelihood of such an event by deterring any person or group from acquiring beneficial ownership of 4.99% or more of the Company’s outstanding Common Stock, par value $0.001 per share (the “Common Stock”), without the approval of the Board. As more fully discussed below, a person who acquires, without the approval of the Board, beneficial ownership (other than pursuant to a stock split, reverse stock split, stock dividend, reclassification, or similar transaction effected by the Company, or certain inadvertent actions by stockholders) of 4.99% or more of the outstanding Common Stock (including any ownership interest held by that person’s Affiliates and Associates (as defined under the Amended and Restated Tax Benefits Preservation Plan)) could be subject to significant dilution.

The following is a summary description of the material terms and conditions of the Amended and Restated Tax Benefits Preservation Plan and the preferred share purchase rights governed thereby (the “Rights”). This summary is intended to provide a general description only, does not purport to be complete, and is qualified in its entirety by reference to the complete text of the Amended and Restated Tax Benefits Preservation Plan, a copy of which is filed as Exhibit 4.1 to this Registration Statement on Form 8-A/A and is incorporated herein by reference. Copies of the Original Plan can be obtained by accessing the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2025 where it is filed as Exhibit 4.4 thereto. All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Amended and Restated Tax Benefits Preservation Plan.

The Rights. Pursuant to the Original Plan, on June 29, 2023, the Board authorized the issuance of one Right per each outstanding share of the Common Stock distributable to the Company’s stockholders of record as of the close of business on July 11, 2023 (the “Record Date”). One Right will also be issued together with each share of the Common Stock issued after the Record Date, but before the Distribution Time (as defined below) (or the earlier redemption or expiration of the Rights) and, in certain circumstances, after the Distribution Time.

Subject to the terms, provisions, and conditions of the Amended and Restated Tax Benefits Preservation Plan, if the Rights become exercisable, each Right would initially represent the right to purchase from the Company one one-thousandth of a share (a “Unit”) of the Company’s Series A Participating Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), for a Purchase Price of $2.25 per Unit, subject to adjustment (the “Purchase Price”). In the Original Plan, the purchase price was $4 per Unit. Prior to exercise, a Right does not give its holder any rights as a stockholder of the Company, including, without limitation, any dividend, voting, or liquidation rights.

Preferred Stock Provisions. Subject to adjustment in certain instances, each Unit of Series A Preferred Stock, if issued, (i) would give the holder approximately the same dividend, voting, and liquidation rights as does one share of Common Stock, and should approximate the value of one share of Common Stock, (ii) would not be redeemable, (iii) would entitle holders to dividends equal to the dividends, if any, paid on one share of Common Stock, (iv) would entitle holders upon liquidation either to receive $1.00 or an amount equal to the payment made on one share of Common Stock, whichever is greater, (v) except as otherwise provided by the Company’s Certificate of Incorporation or its Amended and Restated Bylaws, and except as required by law, would vote together with the shares of Common Stocks as one class on all matters submitted to a vote of the Company’s stockholders and would have the same voting power as one share of the Common Stock, and (vi) would entitle holders to a per share payment equal to the payment made on one share of the Common Stock, if shares of Common Stock are exchanged via merger, consolidation, or a similar transaction. The terms of the Series A Participating Preferred Stock are set forth in an Amended and Restated Series A Certificate of Designations that is being filed by the Company with the Secretary of State of the State of Delaware (the “Amended and Restated Series A Certificate of Designations”). A copy of the Amended and Restated Series A Certificate of Designations is filed as Exhibit 3.1 to this Registration Statement on Form 8-A/A and is incorporated herein by reference.

Acquiring Person. Under the Amended and Restated Tax Benefits Preservation Plan, an “Acquiring Person” is any person, other than certain exempted persons and holders of 4.99% or more of the outstanding Common Stock immediately prior to the first public announcement by the Company of the adoption of the Original Plan, who or which, together with all Affiliates and Associates of such person, is or becomes the beneficial owner of 4.99% or more of the shares of Common Stock outstanding, subject to various exceptions and provided that no person shall become an “Acquiring Person” as a result of repurchases of stock, dividends, or distributions by the Company, or certain inadvertent actions by stockholders.

Beneficial Ownership. Subject to the specific definition of “beneficial ownership” included in the Amended and Restated Tax Benefits Preservation Plan and the various exceptions to such definition that are provided therein, beneficial ownership of the Company’s securities generally includes any securities which such person would otherwise be deemed to actually or constructively own for purposes of Section 382. Accordingly, a person will be treated as the beneficial owner of 4.99% or more shares of the Common Stock if, in the determination of the Board, that person (individually, or together with other persons) would be treated as a “5-percent stockholder” for purposes of Section 382 (substituting “4.99” for “5” each time “five” or “5” is used in or for purposes of Section 382). In addition, the Amended and Restated Tax Benefits Preservation Plan provides that, notwithstanding anything to the contrary contained therein, no person shall be deemed the beneficial owner of, or to beneficially own, any securities of the Company for purposes of the Amended and Restated Tax Benefits Preservation Plan if (i) such securities would not be deemed constructively or otherwise owned by, or otherwise aggregated with shares owned by, such person, and (ii) such securities would not be deemed constructively or otherwise owned by a single “entity,” in each case, for purposes of Section 382.

Existing Holders. The Amended and Restated Tax Benefits Preservation Plan also provides that any person who beneficially owned 4.99% or more of the Common Stock immediately prior to the first public announcement by the Company of the adoption of the Original Plan (each an “Existing Holder”), shall not be deemed to be an “Acquiring Person” for purposes of the Amended and Restated Tax Benefits Preservation Plan. However, a Person ceases to be an Existing Holder if and when (i) such person, together with all Affiliates and Associates of such person, becomes the Beneficial Owner of less than 4.99% of the shares of Common Stock then outstanding, or (ii) such person, together with all Affiliates and Associates of such person, becomes the beneficial owner of additional Common Stock after the first public announcement by the Company of the adoption of the Original Plan (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Stock, pursuant to a split, reclassification, or subdivision of the outstanding Common Stock or pursuant to the acquisition of beneficial ownership of Common Stock upon the vesting or exercise of any options, warrants, or other rights, or upon the initial grant or vesting of restricted stock, granted or issued by the Company to its directors, officers, and employees, pursuant to a compensation or benefits plan or arrangement adopted by the Board). To the best knowledge of the Company, there are no holders of the Common Stock that, as of the date hereof, qualify as Existing Holders.

Exempt Persons and Transactions. The Amended and Restated Tax Benefits Preservation Plan permits the Board to determine, in its sole and absolute discretion, that a person be exempted from the Amended and Restated Tax Benefits Preservation Plan (an “Exempt Person”) and be permitted to become the beneficial owner of up to a number of shares of Common Stock, or a percentage of the shares of Common Stock outstanding, as such amount or percentage, as the case may be, is determined by the Board in its sole and absolute discretion (such amount or percentage, the “Exempted Amount”), and that such person should be exempted from being an Acquiring Person, so long as such determination is made prior to such time as such Person becomes an Acquiring Person, unless and until such person acquires beneficial ownership of shares of Common Stock of the Company in excess of the Exempted Amount (other than pursuant to a stock split, reverse stock split, stock dividend, reclassification, or similar transaction effected by the Company) in which case such person shall become an Acquiring Person. The Board may make such exemption subject to such terms and conditions, if any, which the Board may determine in its sole and absolute discretion. Any person will cease to be an Exempt Person if the Board, in its sole and absolute discretion, makes a determination that such person’s beneficial ownership would, notwithstanding any prior determination to the contrary, jeopardize or endanger the value or availability to the Company of the Tax Benefits or be contrary to the best interests of the Company. Any person, together with all Affiliates and Associates of such person, who proposes to acquire 4.99% or more of the outstanding Common Stock may also apply to the Board in advance for an exemption in accordance with and pursuant to the terms of the Amended and Restated Tax Benefits Preservation Plan.

Initial Exercisability. Initially, the Rights are not exercisable, certificates will not be sent to stockholders, and the Rights will automatically trade with the Common Stock. Subject to the terms, provisions, and conditions of the Amended and Restated Tax Benefits Preservation Plan, the Rights do not become exercisable until the close of business on the earlier to occur of:

●	the tenth (10th) calendar day (or if such tenth (10th) calendar occurs before the Record Date, then the close of business on the Record Date) after the earliest of the date of (i) the public announcement by the Company or an Acquiring Person indicating that an Acquiring Person has become an Acquiring Person (which, for purposes of this definition, shall include, without limitation, the filing of a report or an amendment thereto with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or pursuant to a comparable successor statute), (ii) the public disclosure of facts by the Company or an Acquiring Person that reveals the existence of an Acquiring Person or indicating that an Acquiring Person has become an Acquiring Person, and (iii) the Board becoming aware of the existence of an Acquiring Person (the “Stock Acquisition Date”); provided that, if such Person is determined by the Board, in its sole and absolute discretion, not to be or have become an Acquiring Person, then no Stock Acquisition Date shall be deemed to have occurred; and

●	the tenth (10th) calendar day (or if such tenth (10th) calendar occurs before the Record Date, then the close of business on the Record Date) after the date of the commencement (within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act) by any Person (other than certain exempted persons) of, or first public announcement of the intent of any Person (other than certain exempted persons) to commence, a tender or exchange offer, upon the successful consummation of which any person (other than certain exempted persons) would become an Acquiring Person.

The earlier of these times is referred to as the “Distribution Time.” Until the Distribution Time (or the earlier redemption, exchange, termination, or expiration of the Rights), Common Stock certificates or the ownership statements issued with respect to uncertificated shares of Common Stock will also evidence the associated Rights. Until the Distribution Time (or the earlier redemption or expiration of the Rights), the surrender for transfer of any shares of Common Stock will also constitute the transfer of the associated Rights. After the Distribution Time, separate rights certificates will be issued and the Rights may be transferred other than in connection with the transfer of the underlying shares of Common Stock unless and until the Board has determined to effect an exchange pursuant to the Amended and Restated Tax Benefits Preservation Plan (as described below).

Effect of a Triggering Event. In the event that a person becomes an Acquiring Person and a Distribution Time occurs, then, from and after the time that the Rights are no longer redeemable by the Company, each holder of a Right, other than Rights that are or, under certain circumstances, were beneficially owned by the Acquiring Person or any of its Affiliates or Associates (which will thereupon become void and nontransferable), will thereafter have the right to receive upon exercise of a Right and payment of the Purchase Price, and subject to the terms, provisions, and conditions of the Amended and Restated Tax Benefits Preservation Plan, a number of shares of the Common Stock having a market value (as determined immediately prior to such triggering event whether or not such Right was then exercisable) equal to two times the Purchase Price. After such an event, to the extent that insufficient shares of Common Stock are available for the exercise in full of the Rights, holders of Rights will receive upon exercise a number of shares of Common Stock to the extent available and then Units or other securities of the Company, other assets, cash, or any combination of the foregoing, in proportions determined by the Company, such that the aggregate value received is equal to two times the Purchase Price.

Expiration. The Rights and the Amended and Restated Tax Benefits Preservation Plan will expire upon the earlier to occur of (i) the close of business on June 29, 2029 (the “Final Expiration Time”), (ii) the time at which all of the Rights are redeemed, (iii) the time at which the Rights are exchanged, (iv) the effective time of the repeal of Section 382 (but excluding the repeal or withdrawal of any Treasury Regulations thereunder), or any other change, if the Board determines, in its sole and absolute discretion, that the Amended and Restated Tax Benefits Preservation Plan is no longer necessary or desirable for the preservation of Tax Benefits, (v) the close of business on the date set by the Board following a determination by the Board, in its sole and absolute discretion, that the Amended and Restated Tax Benefits Preservation Plan is no longer necessary or desirable to preserve the Tax Benefits, (vi) the close of business on the first day of a taxable year of the Company to which the Board determines, in its sole and absolute discretion, that no Tax Benefits may be carried forward, and (vii) the close of business on the date set by the Board following a determination by the Board, in its sole and absolute discretion, prior to the time any Person becomes an Acquiring Person, that the Amended and Restated Tax Benefits Preservation Plan and the Rights are no longer in the best interests of the Company and its stockholders (the earliest of (i), (ii), (iii), (iv), (v), (vi), and (vii) being herein referred to as the “Expiration Time”).

Exchange. The Board may, at its option and in its sole discretion, at any time after the Distribution Time and prior to the Expiration Time, cause the Company to exchange all or part of the outstanding Rights (other than those Rights that have become null and void pursuant to the terms of the Amended and Restated Tax Benefits Preservation Plan, including those beneficially held by an Acquiring Person or any of its Affiliates or Associates) for shares of Common Stock at an exchange rate of one share of Common Stock for each Right (subject to adjustment). Notwithstanding the foregoing, the Board shall not be empowered to effect an exchange at any time after any Person (other than any Person deemed an “Exempt Person” pursuant to the Amended and Restated Tax Benefits Preservation Plan), together with its Affiliates and Associates (as defined in the Amended and Restated Tax Benefits Preservation Plan), shall have become the Beneficial Owner of 50% or more of the issued and outstanding shares of Common Stock then outstanding. The exchange of the Rights by the Board may be made effective at such time, on such a basis, and subject to such conditions as the Board in its sole and absolute discretion may establish. Immediately upon the action of the Board authorizing the exchange of the Rights, the right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive Common Stock or other consideration issuable in connection with the exchange.

Redemption. Subject to the provisions of the Amended and Restated Tax Benefits Preservation Plan, at any time prior to the earlier of (i) the close of business on the tenth (10th) calendar day after the Stock Acquisition Date (or, if the tenth (10th) calendar day after the Stock Acquisition Date occurs before the Record Date, the close of business on the Record Date), and (ii) the Final Expiration Time, the Board may, at its option and in its sole discretion, cause the Company to redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the total amount paid to any holder of Rights to be rounded up to the nearest $0.01), payable in cash, Common Stock, or other form of consideration, as determined by the Board, in the exercise of its sole and absolute discretion. The redemption of the Rights may be made effective at such time, on such a basis, and subject to such conditions as the Board, in its sole and absolute discretion, may establish.

Anti-Dilution Provisions. The Board may, from time to time, adjust the Purchase Price, the number of Units issuable, the number of outstanding Rights, and the number of shares of Common Stock or other securities or property issuable upon exercise of the Rights to prevent the dilution that may occur as a result of certain events.

Amendments. The Company may, from time to time, in its sole discretion, supplement or amend any provision of the Amended and Restated Tax Benefits Preservation Plan in any manner without the approval of any holders of the Rights or shares of Common Stock in order to cure ambiguities, to correct or supplement any provision of the Amended and Restated Tax Benefits Preservation Plan that may be defective or inconsistent with any other provisions therein, to make any change to or delete any provision thereof, or to otherwise change or supplement the Amended and Restated Tax Benefits Preservation Plan in any manner that the Company may deem necessary or desirable; provided that from and after the close of business on the tenth (10th) calendar day following the Stock Acquisition Date (or, if the tenth (10th) calendar day following the Stock Acquisition Date occurs before the Record Date, the close of business on the Record Date), the Amended and Restated Tax Benefits Preservation Plan may not be amended or supplemented in any manner which would adversely affect the interests of the holders of Rights (other than an Acquiring Person and its Affiliates and Associates and the transferees of the foregoing).

Item 2.	Exhibits.

The documents listed below are filed as exhibits to this Registration Statement:

Exhibit No.	Description
3.1	Amended and Restated Certificate of Designations of Series A Participating Preferred Stock of Ocean Power Technologies, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Ocean Power Technologies, Inc. with the Securities and Exchange Commission on June 29, 2026).

3.2	Certificate of Incorporation of Ocean Power Technologies, Inc. (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission by Ocean Power Technologies, Inc. on September 14, 2007).

3.3	Certificate of Amendment to the Certificate of Incorporation of Ocean Power Technologies, Inc. dated October 27, 2015 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Ocean Power Technologies, Inc. on October 28, 2015).

3.4	Certificate of Amendment to the Certificate of Incorporation of Ocean Power Technologies, Inc, filed with the Secretary of State of the State of Delaware on October 21, 2016 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Ocean Power Technologies, Inc. on October 21, 2016).

3.5	Certificate of Amendment to the Certificate of Incorporation of Ocean Power Technologies, Inc. filed with the Secretary of State of the State of Delaware on December 7, 2018 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Ocean Power Technologies, Inc. on December 7, 2018).

3.6	Certificate of Amendment to the Certificate of Incorporation of Ocean Power Technologies, Inc., filed with the Secretary of State of the State of Delaware on March 8, 2019 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Ocean Power Technologies, Inc. on March 8, 2019).

3.7	Amended and Restated Bylaws of Ocean Power Technologies, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Ocean Power Technologies, Inc. on June 9, 2023).

3.8	Certificate of Amendment to the Certificate of Incorporation of Ocean Power Technologies, Inc., filed with the Secretary of State of the State of Delaware on August 30, 2024 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Ocean Power Technologies, Inc. on August 30, 2024).

3.9	Certificate of Amendment to the Certificate of Incorporation of Ocean Power Technologies, Inc., filed with the Secretary of State of the State of Delaware on April 30, 2025 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Ocean Power Technologies, Inc. on May 1, 2025).

3.10	Certificate of Amendment to the Certificate of Incorporation of Ocean Power Technologies, Inc. filed with the Secretary of State of the State of Delaware on January 27, 2026 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Ocean Power Technologies, Inc. on January 28, 2026).

4.1	Amended and Restated Section 382 Tax Benefits Preservation Plan, dated as of June 29, 2026, by and between Ocean Power Technologies, Inc. and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Ocean Power Technologies, Inc. with the Securities and Exchange Commission on June 29, 2026).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement on Form 8-A/A to be signed on its behalf by the undersigned, thereto duly authorized.

OCEAN POWER TECHNOLOGIES, INC.
(Registrant)

Date: June 29, 2026	/s/ Philipp Stratmann
Philipp Stratmann President and Chief Executive Officer